

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 21, 2007

Via U.S. mail and facsimile

Mr. Mark C. Miller
President and Chief Executive Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **Re: Stericycle, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 10, 2007**
> **File No. 333-144613**
>
> **MedSolutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 7, 2007**
> **File No. 000-32995**

Dear Mr. Miller:

We have reviewed the amended filings and the response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note the response to prior comment 2. Please disclose the projections in the filing or explain to us why the projections are not material.

2. We note the response to prior comment 4. Please file the letter of transmittal as an exhibit to the registration statement.

3. Please delete the language in the letter of transmittal requiring security holders to acknowledge or certify that they "understand" certain terms of the proposed merger. Please be advised that we will not object to language that confirms the security holders agree with those terms.

4. In prior comment 9, we referenced several specific factors that the company has addressed in its filings and/or in its communications with analysts. We expressed our concern that, absent the requested clarification in MD&A, readers could errantly conclude that all of these factors have had an equivalent and/or immaterial impact on the company's operating results. It does not appear that the proposed revisions inform readers about whether the factors the company has identified have ever had, or are expected to have, a material impact on operating results. In future filings, please provide informative and substantive disclosure so that investors can understand the impact of these factors on your operating results. Alternatively, please provide a letter to us that clearly explains in quantitative terms, that each of the referenced factors have had an immaterial impact on revenues, margins, and income for all periods presented, both at the consolidated and at the segment levels.

5. Regarding your response to prior comment 10, it is not clear whether management has concluded that Stericycle has only 3 key indicators of operating performance as that concept is described in Section 501.12.b.1 of the Financial Reporting Codification. Further, the specific financial measures cited in our comment and in the CODM reports do not appear to be clearly immaterial or irrelevant to an investor's understanding of the company's operating results. As previously requested, please reassess the disclosure implications of any material changes in these measures when preparing MD&A disclosures in your future filings. Also, in your future filings, please specifically identify in MD&A the financial and non-financial measures that management has concluded are the company's key indicators of financial condition and operating performance.

6. Regarding prior comment 11, please revise future filings to provide a substantive and informative MD&A disclosure that identifies the specific business, competitive, and economic factors that have caused international gross margins to be significantly less than domestic gross margins. The proposed reference to "the mix of business" is not clear. Please read Section 501.12.b.4 of the Financial Reporting Codification.

Summary, page 9

7. We note the response to prior comment 20 that MedSolutions does not believe there will be any meaningful adjustment to the merger consideration. We also

note the response to prior comment 31 that indicates that the current litigation adjustment could represent a 20% decrease in the merger consideration. Please advise or revise.

Background of the Merger, page 36

8. We note the response to prior comment 35. Please disclose an estimate of the discount rate.

Annex B

9. We reissue prior comment 55 with respect to the second to last paragraph. In this regard, we note that the first sentence indicates that the fairness opinion is solely for the use of the board of directors. We also note that the last sentence indicates the fairness opinion may not be used for any purpose without consent, but the fairness opinion does not indicate that it may be used in connection with the registration statement.

Item 21. Exhibits and Financial Statement Schedules, page II-1

10. Please file Van Amburgh Valuation Associates' consent to the references in the proxy statement/prospectus to its opinion and the use of its opinion as an annex to the proxy statement/prospectus. See Section 7 of the Securities Act and Rule 436(a) of Regulation C. Refer to paragraph 6S to the Securities Act Sections of the March 1999 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

11. Please file the proxy card as an exhibit to the registration statement.

Item 22. Undertakings, page II-3

12. Please provide the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

*   *   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendments and responses to our comments.

Please contact Al Pavot, Staff Accountant, at (202) 551-3738 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Mr. Matthew H. Fleeger
        President and Chief Executive Officer
        12750 Merit Drive
        Park Central VII, Suite 770
        Dallas, TX 75251

        Mr. Michael Bonn
        Mr. Craig P. Colmar
        Johnson and Colmar
        300 South Wacker Drive, Suite 1000
        Chicago, IL 60606

        Mr. Steven R. Block
        Mr. Christopher M. McNeill
        Block & Garden, LLP
        12750 Merit Drive
        Park Central VII, Suite 770
        Dallas, TX 75251